RMX REIT, Inc.
4720 200th St SW Ste 200
Lynnwood, WA 98036
(425) 744-0386



August 22, 2002


The Securities and Exchange Commission
450 5th Street North West
Washington, D.C. 20549

To Whom It May Concern:

RMX REIT, Inc. is hereby withdrawing the Third Post Effective Amendment filed on February 12, 2002. The file number is 333-42975.

Should you have any questions, please call our Secretary, Diane Blackburn at
(425) 744-0386

Sincerly,

/s/ Diane Blackburn, Secretary